Exhibit 99.1

Press Release - Regulated Information April 4th, 2023 10:00 pm CET

Celyad Oncology announces receipt of Nasdaq notice

Mont-Saint-Guibert, Belgium - Celyad Oncology (Euronext & Nasdaq: CYAD) (the “Company”), a biotechnology company focused on innovative technologies for chimeric antigen receptor (CAR) T-cell therapies, received a letter (the “Letter”) on March 31, 2023 from The Nasdaq Stock Market (“Nasdaq”) informing the Company that it failed to maintain the continued listing requirement under Nasdaq Listing Rule 5450(b)(1)(A) for the Nasdaq Global Market, which requires that a listed company’s stockholders’ equity be at least $10.0 million (the “Stockholders’ Equity Requirement”).

Based upon the reported stockholders’ equity of approximately $4.6 million in the Company’s Form 20-F for the period ended December 31, 2022, the Company did not meet the Stockholders’ Equity Requirement.

The Company has a period of 45 calendar days from the date of the Letter, or until May 15, 2023, to submit a plan to regain compliance with the Stockholders’ Equity Requirement. If such a plan is submitted and accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the Letter for the Company to regain compliance.

The Letter has no immediate effect on the listing or trading of the Company’s American Depositary Shares representing ordinary shares (“ADSs”), which will continue to be listed on Nasdaq during this period, subject to the Company’s compliance with other listing standards, under the symbol “CYAD”.

About Celyad Oncology

Celyad Oncology is a biotechnology company focused on innovative technologies chimeric antigen receptor (CAR) T-cell therapies. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

Celyad Oncology Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, and statements regarding the Letter received from Nasdaq. The words “will,” “believe,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of

Press Release - Regulated Information April 4th, 2023 10:00 pm CET

patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology Contacts:

Investor Contact:	Media Contact:
David Georges VP Finance and Administration investors@celyad.com	Caroline Lonez R&D Communications and Business Development communications@celyad.com

Source: Celyad Oncology SA